Ecopetrol Group's Investment Plan to be US$9,549 million for 2013

- 69% of investments are planned to be made directly in Ecopetrol S.A. and 31% in affiliates and subsidiaries.

- 95% of total investments are planned to take place in Colombia.

- 62% of total investments is allocated for exploration and production.

- Ecopetrol S.A.'s estimated average production, including interests in affiliates and subsidiaries, is 798 thousand barrels of oil equivalent per day in 2013.

BOGOTA, Colombia, Dec. 16, 2012 /PRNewswire/ -- Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today that its Board of Directors has approved the investment plan for the year 2013. The total of investments approved is US$9,549 million, of which US$6,590 million are planned to be invested directly in Ecopetrol S.A. and US$2,959 million in affiliates and subsidiaries.

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Ecopetrol S.A.'s CEO, Javier Gutierrez, said: "investments for 2013 are consistent with the company's medium and long-term strategy and in line with the production target of one million clean barrels by 2015 and 1.3 million by 2020. The higher percentage of resources is planned to go into exploration and production activities, as well as upgrading refineries and increasing crude transport capacity. The 2013 investment plan includes experiences from previous years."

I. Ecopetrol S.A.'s Investment Plan  (US$6,590 million)

The following chart is a summary of Ecopetrol S.A.'s investment plan by area of business:

Ecopetrol S.A.'s Investment Plan in 2013 US$ million
Business Segment	Total
Exploration	974
Production	3,790
Refining and Petrochemicals	397
Transport	1,250
Other	179
TOTAL	6,590

The following are the main projects that Ecopetrol S.A. plans to develop in each business segment in 2013:

Exploration  (US$ 974 million)

In 2013, Ecopetrol S.A. plans to drill 19 exploratory wells, 3 appraisal wells and 11 stratigraphic wells, all in Colombia. Most of the wells are planned to be drilled in the Llanos Orientales region. Wells are also planned to be drilled throughout the Magdalena valley and in the Caribbean region.

Besides drilling activity, exploration in 2013 is planned to remain focused on the acquisition of seismic data, geological, regional and geophysical studies.

Also, the initiative to develop unconventional resources (shale oil/gas) on Ecopetrol's blocks in the Middle Magdalena is planned to continue.

Production (US$ 3,790 million)

The objective of the 2013 investment plan is to increase the production of crude and gas, which is expected to reach a yearly average of 750 thousand barrels equivalent per day (mboed).

The highest percentage of investment is planned to be allocated for the projects in the Llanos Orientales region, Arauca, and Middle Magdalena. Development of the Castilla, Chichimene, Rubiales, Quifa, Caracara, Cravo Norte, Provincia, Casabe, Tibu, La Cira - Infantas, Apiay, Nare, Yarigui, Piedemonte and Cusiana fields, among others, is planned to continue.

Refining and Petrochemicals (US$ 397 million)

Investment in this business segment is planned to be allocated to the industrial services plan, the operations improvement plan and the modernization project development of the Barrancabermeja refinery.

Transport (US$ 1,250 million)

Investments in transport are aimed at increasing crude evacuation capacity by 170 thousand barrels per day (mbpd) by 2013 and by 250 thousand barrels per day (mbpd) by 2015. These projects primarily enable the increase in heavy crude production.

Other investments (US$ 179 million)

In addition to the investment in the different business segments, resources are also planned to be deployed mainly for research and development at the Colombian Oil Institute (ICP) as well as IT services. Furthermore, initiatives are planned to be undertaken to upgrade the technological infrastructure in Shared Services Center, in HSE and sustainability and process-based management (design and implementation).

Acquisitions

The approved 2013 budget does not include potential acquisitions. If considered, they would be analyzed and approved on an individual basis by the Board of Directors.

Funding sources

The financing needs of the investment plan depend on oil prices, Ecopetrol S.A.'s cash generation, market conditions, the implementation of the capex in the various business segments, and potential acquisitions.

Ecopetrol S.A.'s debt capacity, investment grade rating and capital markets access in Colombia and abroad could permit its funding from different sources.

A credit facility disbursement in 2013 of up to US$880 million from the U.S. Eximbank (U.S. export promotion bank),is expected to be finalized in the near term. This credit facility was approved to Ecopetrol S.A. since 2009

II. Ecopetrol's investment in affiliates and subsidiaries (US$2,959 million)

The following exhibit shows Ecopetrol S.A.'s investment in affiliates and subsidiaries by business segment:

Ecopetrol S.A.'s 2013 investment plan* US$ million
Area of business	Total
Exploration	731
Production	399
Refining, Petrochemicals and Biofuels	1,280
Transport	549
TOTAL	2,959

*Investment proportionate to Ecopetrol S.A.'s stake in each company and does not include partner contributions.

The following is a summary of the main projects that Ecopetrol S.A. plans to develop in 2013 in each business segment through its affiliates and subsidiaries:

Exploration (US$ 731 million)

In 2013, eight international exploratory wells are planned to be drilled, six of them along the  Gulf of Mexico (U.S.) and two in Brazil. An appraisal well is also planned to be drilled in the Gulf of Mexico (U.S.). The drilling goal is consistent with the strategy of focusing on prospects representing the highest potential and value for the company.

Ecopetrol S.A.'s subsidiary Hocol plans to drill seven exploratory and four appraisal wells in Colombia.

Production (US$ 399 million)

Affiliates and subsidiaries are expected to contribute 48 thousand barrels of equivalent oil per day (mboed), 80% of which is expected to originate in the Colombian operation and 20% in the international operation.

Refining, Petrochemicals and Biofuels (US$ 1,280 million)

Investments in this business segment are planned to be allocated mainly to the Cartagena refinery modernization project (US$ 1,236 million). Investments in biofuels by means of contributions to Bioenergy are planned to continue.

Transport (US$ 549 million)

This segment includes contributions to the Bicentenario Pipeline (OBC) and the Colombia Pipeline (ODC).

Sources for affiliate and subsidiary investments

The financing for investing in affiliates and subsidiaries is expected to come from Ecopetrol S.A. contributions (US$1,623 million), affiliates' own resources and the funding acquired by these, of which currently the most important is that of Reficar (currently in the disbursement phase from the Eximbank credit facility) and Bicentenario Pipeline (partial disbursement of a syndicated credit scheduled for 2013).

The following is a summary of the investments approved for Ecopetrol S.A.'s affiliates and subsidiaries:

Ecopetrol Affiliate and Subsidiary Investment in 2013* US$ million
Upstream (Exploration and Production)		Midstream (Transport)		Downstream (Refining, Petrochemicals, Commercialization and Biofuels)
Company	2013 Investment	Company	2013 Investment	Company	2013 Investment
Ecopetrol America	382	Bicentenario Pipeline	260	Reficar	1,236
Savia	139	ODL	68	Bioenergy	30
Hocol	323	Ocensa	220	Propilco	14
Ecopetrol Brasil	127	ODC	1.2
Ecopetrol Peru	6
Equion	153
Total Upstream (A)	1,130	Total Midstream (B)	549	Total Downstream (C)	1,280

Total A + B + C				2,959

* Does not include partners contributions

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Ecopetrol is Colombia's largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Ecopetrol's actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments and cost savings, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Ecopetrol with the U.S. Securities and Exchange Commission, in particular, those described in "Item 3. Key Information—Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in Ecopetrol's Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Ecopetrol does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Tellez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co